STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

November 29, 2002

[redacted]

02060511

SUPPL

02 DEC 11 AM 9:01

Securities and Exchange Commission
Office of International Corp. Finance
450 – 5th Street S.W. (3094)
Washington, D.C. 20549

Dear Sir or Madam:

RE: Corporation No. 82-3605

Enclosed please find duplicate copies of information we are required to file under Rule 12g3-2(b).

Yours truly,

STAMPEDE OILS INC.

Pam de Bruycker

/pdB
Encl.

e.s.corp.sec.jan01

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

dlw 12/18

82-3605

STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

November 15, 2002

STATUS/ACTIVITY UPDATE SUMMARY

TURNER VALLEY NORTH

1. **Stampede Turner Valley 2-34-20-3 W5M (24.86%)**

- **May 18, 2002** – downhole pump, which commenced wellbore cleanout operations on April 1, 2002 was removed from the well on May 18th after indicated malfunction. Analysis demonstrated that the pump was seized up totally with $CaCO_3$ from the original 1.5 ton $CaCO_3$ plug that had been pumped into the reservoir, without the Company's knowledge, immediately after total depth was reached.

- **May 22, 2002** – different type of downhole pump placed into wellbore, designed to better withstand the recovery of reservoir blockage material. Second pump life expectancy 4-6 months.

- **October 5, 2002** – Second downhole pump malfunctioned. Indicated pump problem coupled with recovery of severe reservoir plugging material (see September 26, 2002 Shareholder Update regarding reservoir plugging dissertation). Pump operated for approximately 4.5 months.

- **November 18, 2002** (or shortly thereafter) – workover operation to commence which could last anywhere from 10-20 days. Operation to retrieve current downhole pump and install pump number three. Analysis of the current pump condition and the wellbore blockage situation to determine whether a minor acid wash/squeeze operation should be implemented. The acid job will provide for a significant reservoir wellbore enlargement and facilitate the cleanout/removal of the remaining sludge blockage material.

  This operation should readily bring the well into a status of stabilized and escalating oil production.

- To date the 2-34 well has not been in a production stage, but rather in an ongoing reservoir wellbore cleanout stage. This current work indicates that the reservoir wellbore plugging should now be in its final stages. At this time reported water recovery amounts are not considered accurate or relevant.

2. **Impact et al Calgary 6-8-22-3 W5M (4.41% combined carried and working interest)**

This well, and the currently drilling offset Impact 6-17-22-3 W5M well, are expected to be tied into the 18 km gas pipeline to the Quirk Creek gas plant, at the Impact Whiskey Creek 7-5-22-3 W5M well approximately two miles to the south of the 6-8 surface lease. The Company has been advised that this gas pipeline is to be reactivated on December 1, 2002.

TURNER VALLEY SOUTH

1. **Fortune et al Hartell 4-13-19-2 W5M (21.25% BPO, 5.3125% APO)**

The Fortune et al Hartell 4-13-19-2 W5M gas discovery well is expected to be on production prior to the end of the year. Gas from this well will be pipelined to the Mazeppa gas plant south and east of Calgary. Production related revenues are expected early in the New Year.

2. **Fortune et al Hartell 11-12-19-2 W5M (10.625%)**

The currently suspended offset Fortune et al Hartell 11-12-19-2 W5M well is expected to be deepened for production by the middle of next year. As there is only approximately 300-400 metres (1,000 – 1,300 feet) of deepening to be drilled, this operation should only take 3-4 weeks to complete. Production is expected to be approximately two to three times greater than the expected 5mmcf per day at 4-13.

GENERAL

The Company considers the following information to be important for shareholders. The most recent five successful wells drilled and completed in the Turner Valley North area are basically drilled on the Company's geological interpretation. (See accompanying map displaying Regional Turner Valley reservoir structure with two superimposed Turner Valley overthrust imbricates, one the **Sarcee overthrust** and the other the **Lower Millarville overthrust**, both as denoted on the map.)

These wells are as follows:

* **Stampede Turner Valley 2-34-20-3 W5M (24.86%)**
Top of Turner Valley reservoir encountered approximately 10 feet low to prognosis

* **BPC (Anadarko) et al Turner Valley 10-16-21-3 W5M (7.45%)**
Top of Turner Valley reservoir encountered approximately on prognosis

* **IMP Berkley Turner Valley 8-21-21-3 W5M (5.56%-18.6%)**
Top of Turner Valley reservoir encountered on prognosis

* **Impact et al Calgary 6-8-22-3 W5M (4.41% combined carried and working interest)**
Top of Turner Valley reservoir encountered on prognosis

Impact Whiskey Creek 7-5-22-3 W5M
Top of Turner Valley reservoir penetrated at a depth approximately 27 metres (90 feet) higher than the Company's prognosis

* The Company has an interest, as set out above, in these wells.

The above well information is to demonstrate to shareholders that the Company has an excellent exploration and development understanding of the structural and reservoir potential pertinent to this development project.

Preparatory work is progressing for a drilling license application for a well to be drilled at 6-4-22-3 W5M, directly offsetting the 7-5-22-3 W5M and 6-8-22-3 W5M gas wells.

As set out in previous shareholder letters, the potential recoverable oil reserves (39.6^0 – 47^0 API) interpreted in this deep Regional Turner Valley structure is well in excess of 500 million barrels. Individual wells are expected to be able to produce at rates up to 1,000 barrels per day, as this pool has both gas and water drive production mechanism.

Stampede holds interests varying from 4.41% to 28.36% in approximately 24,978 gross acres on this project.

The Company will be in a production revenue status from three of the wells producing into the Quirk Creek pipeline, two of them expected to contribute production revenue generated prior to the year end, with the third expected to contribute revenue early next year. With the 2-34 oil well finally expected to achieve an increasing production rate in the near future, the total new revenue from the Turner Valley North area should be significant.

Gas production revenue from the Turner Valley South area will also add considerably to the Company's revenues.

STAMPEDE OILS INC. is listed on The TSX Venture Exchange under the symbol STF.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

JOHN W. McLEOD, P.GEOL. — *BACKGROUND - 2002*

President **Bearcat Explorations Ltd./Stampede Oils Inc.**

1936- Born in Edmonton, Alberta and grew up in Lethbridge, Alberta.

1959- Graduated from **Oklahoma University** with a **B.Sc. degree in Geology**.

1959- Employed by Richfield Oil Corporation, with the company for 6 1/2 years.

1965- Joined Midwest Oil Corp. as Regional Geologist for Alberta and northeastern British Columbia.

1966- Responsible for Midwest acquiring a strategic P&NG lease containing 15% of the recoverable oil reserves of the "B" Pool in the newly discovered Rainbow oil field in northwestern Alberta. The "B" Pool is the largest Pinnacle reef pool in this billion barrel recoverable oil field.

1967- Became member of the Alberta Society of Petroleum Geologists (P.Geol.).

1967- **Strachan Gas Field, West Central Alberta (13,000 ft.)**
A partner in the formation of Stampede Oils Ltd. As Chief Geologist was responsible for the drilling of the **discovery well of the Strachan gas field**, with **1.859 TCF** of recoverable gas.

1968- Independent oil and gas consultant.

1969- **Formed Bearcat Explorations Ltd.**

1974- **Stolberg Gas Field, West Central Alberta (13,000 ft.)**
Bearcat drilled **discovery well**. Original recoverable gas reserves for field were **800 BCF**.

1989/
1990- **Grassy, Northeastern British Columbia (6,000 ft.)**
Stampede/Bearcat drilled **two major gas discovery wells in the Grassy area**. Indicated recoverable reserves are in excess of **120 billion cubic feet**. Currently suspended due to fracture-related production water problems.

1993- **Turner Valley, Southwestern Alberta (12,000 ft.)**
Stampede/Bearcat and partners discovered new major **Devonian Crossfield gas reserves**. Proven and probable recoverable gas reserves of **260+ billion cubic feet** indicated south end of **minimum 30 mile gas reserve trend**.

1995- **Chestermere South, East Calgary, Alberta (7,000 ft.)**
Stampede/Bearcat and partners drilled discovery well. Indicated recoverable oil potential approximately 30-60 million barrels of 36° API, with high solution gas, from both Mississippian Turner Valley and Elkton formations. Five wells drilled to date (4 oil/1 gas).

1998- Responsible for the drilling of a deep major Regional Turner Valley indicated gas/oil discovery well at 2-21-21-3 W5M.

Complemented by involvement in the discovery and development of numerous smaller oil and gas projects in Western Canada since 1960.



Impact et al Calgary
3-8-22-3 W5M
Impact Whiskey Creek
7-5-22-3 W5M
IMP Berkley
Turner Valley
8-21-21-3 W5M
BPC (Anadarko)
et al Turner Valley
10-16-21-3 W5M
Stampede Turner Valley
2-34-20-3 W5M
Stampede et a
3-22-21-3 V
(possible loca
Stampede et a
11-15-21-3 V
BPC et al Turner V
12-35-20-3 V
Stampede Bcat et a
7-25-20-3 V
Stampede
et a
6-23-20-3 V
R.4
R.3
R.2, W.5M.
T.23
T.22
T.21
T.20
SARCEE INDIAN
RESERVE 145
REGIONAL TURNER VALLEY FORMATION
WEST TRUNCATED EDGE
SARCEE OVERTHRUST LEADING EDGE
LOWER MILLARVILLE OVERTHRUST LEADING EDGE
LEGEND
WELLS
GEOLOGY
SCALE 1:20,000
LAND HOLDINGS
as at August 1, 2001
STAMPEDE OILS
TURNER VALLEY NORTH
ALBERTA
STRUCTURE MAP
REGIONAL MISSISSIPPIAN
TURNER VALLEY FORMATION

STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

Resident Newsletter –November 2002

Important Contacts

24-hour Emergency Number Devon Canada Corporation		232-7000
24-hour Emergency Number Stampede Oils Inc.		520-1865
Energy and Utilities Board – Midnapore Field Centre (24-hour)		297-8303
Stampede Community Liaison – Roger Bethell	Office:	265-6166
	Cell:	714-4129
Email:		inbox@stampede.ab.ca
Facsimile:		265-0893

The purpose of this letter is to update area residents on the:

- Status of the Stampede Turner Valley (2-34-20-3 W5M).
- Remedial work on the well planned in the near future.

WELL STATUS

In mid October there appeared to be a malfunction of the downhole pump in the well.

UPCOMING OPERATIONS ON THE STAMPEDE TURNER VALLEY 2-34-20-3 W5M WELL

Stampede plans for maintenance to be conducted on the downhole pump and wellbore. The work is scheduled to commence no sooner than Monday November 18th, 2002. A service rig will be on site for this maintenance operation for a period of 14 – 20 days. A safety flare-stack will be on site as required by regulations, during the maintenance operational period. Equipment to be utilized for this operation will include the above and the following:

- Wireline Truck
- Water Truck
- Hot Oil Unit
- Safety Trailer
- Ammonia Scrubber
- Wellsite Trailer

If necessary, there is a possibility that an acid wash/squeeze operation may be utilized subsequently in this operation which would entail the presence of the following additional equipment:

- Coil Tubing Unit
- Acid Truck
- Shower Unit
- Nitrogen Truck
- Crane
- Incinerator
- Pressure Tank

Clean-up acid gas will be incinerated, as required.

The time period for the total above operation is not expected to exceed 20 days.

All the above mentioned equipment will access this 2-34 surface location by way of the "Old Home Oil" Road.

FUTURE PLANS

After the completion of the subject operation and a stabilized production rate has been established, an information letter will be sent out to all immediate area residents advising them as to any future operations if any.

If you have any questions, feedback or concerns about this newsletter or the work planned by the Company, please contact Roger Bethell, Community Liaison at 265-6166 (office) or 714-4129 (cell).

COPY OF A COMM-ALERT NOTIFICATION
SENT TO AREA RESIDENTS
NOVEMBER, 2002

RE: Stampede Turner Valley 2-34-20-3 W5M

This is Stampede Oils Inc. calling with an information bulletin regarding its Turner Valley 2-34-20-3 W5M well.

Stampede advises that a downhole pump maintenance operation will begin approximately Monday November 18, 2002 with the move-in of a service rig and other related equipment. This minor operation is expected to be ongoing for a period of 15-20 days, and is planned for daylight hours only.

A more detailed description of this pending operation and current status is available in the recent November, 2002 Newsletter, mailed on Saturday November 9th. Should you not have received a copy of the Newsletter or wish an additional copy, or should you have any questions or require additional information, please feel free to call Stampede's Calgary office at (403) 265-6166.

Press1 to replay the message. Press 3 to confirm receipt of the message. **If you do not press 3, the system will call you back. Thank you".**

82-3605

STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

November 15, 2002

STATUS/ACTIVITY UPDATE SUMMARY

TURNER VALLEY NORTH

1. Stampede Turner Valley 2-34-20-3 W5M (24.86%)

- **May 18, 2002** – downhole pump, which commenced wellbore cleanout operations on April 1, 2002 was removed from the well on May 18th after indicated malfunction. Analysis demonstrated that the pump was seized up totally with $CaC0_3$ from the original 1.5 ton $CaC0_3$ plug that had been pumped into the reservoir, without the Company's knowledge, immediately after total depth was reached.

- **May 22, 2002** – different type of downhole pump placed into wellbore, designed to better withstand the recovery of reservoir blockage material. Second pump life expectancy 4-6 months.

- **October 5, 2002** – Second downhole pump malfunctioned. Indicated pump problem coupled with recovery of severe reservoir plugging material (see September 26, 2002 Shareholder Update regarding reservoir plugging dissertation). Pump operated for approximately 4.5 months.

- **November 18, 2002** (or shortly thereafter) – workover operation to commence which could last anywhere from 10-20 days. Operation to retrieve current downhole pump and install pump number three. Analysis of the current pump condition and the wellbore blockage situation to determine whether a minor acid wash/squeeze operation should be implemented. The acid job will provide for a significant reservoir wellbore enlargement and facilitate the cleanout/removal of the remaining sludge blockage material.

  This operation should readily bring the well into a status of stabilized and escalating oil production.

- To date the 2-34 well has not been in a production stage, but rather in an ongoing reservoir wellbore cleanout stage. This current work indicates that the reservoir wellbore plugging should now be in its final stages. At this time reported water recovery amounts are not considered accurate or relevant.

2. Impact et al Calgary 6-8-22-3 W5M (4.41% combined carried and working interest)

This well, and the currently drilling offset Impact 6-17-22-3 W5M well, are expected to be tied into the 18 km gas pipeline to the Quirk Creek gas plant, at the Impact Whiskey Creek 7-5-22-3 W5M well approximately two miles to the south of the 6-8 surface lease. The Company has been advised that this gas pipeline is to be reactivated on December 1, 2002.

TURNER VALLEY SOUTH

1. Fortune et al Hartell 4-13-19-2 W5M (21.25% BPO, 5.3125% APO)

The Fortune et al Hartell 4-13-19-2 W5M gas discovery well is expected to be on production prior to the end of the year. Gas from this well will be pipelined to the Mazeppa gas plant south and east of Calgary. Production related revenues are expected early in the New Year.

2. Fortune et al Hartell 11-12-19-2 W5M (10.625%)

The currently suspended offset Fortune et al Hartell 11-12-19-2 W5M well is expected to be deepened for production by the middle of next year. As there is only approximately 300-400 metres (1,000 – 1,300 feet) of deepening to be drilled, this operation should only take 3-4 weeks to complete. Production is expected to be approximately two to three times greater than the expected 5mmcf per day at 4-13.

GENERAL

The Company considers the following information to be important for shareholders. The most recent five successful wells drilled and completed in the Turner Valley North area are basically drilled on the Company's geological interpretation. (See accompanying map displaying Regional Turner Valley reservoir structure with two superimposed Turner Valley overthrust imbricates, one the **Sarcee overthrust** and the other the **Lower Millarville overthrust**, both as denoted on the map.)

These wells are as follows:

* **Stampede Turner Valley 2-34-20-3 W5M (24.86%)**
Top of Turner Valley reservoir encountered approximately 10 feet low to prognosis

* **BPC (Anadarko) et al Turner Valley 10-16-21-3 W5M (7.45%)**
Top of Turner Valley reservoir encountered approximately on prognosis

* **IMP Berkley Turner Valley 8-21-21-3 W5M (5.56%-18.6%)**
Top of Turner Valley reservoir encountered on prognosis

* **Impact et al Calgary 6-8-22-3 W5M (4.41% combined carried and working interest)**
Top of Turner Valley reservoir encountered on prognosis

Impact Whiskey Creek 7-5-22-3 W5M
Top of Turner Valley reservoir penetrated at a depth approximately 27 metres (90 feet) higher than the Company's prognosis

* The Company has an interest, as set out above, in these wells.

The above well information is to demonstrate to shareholders that the Company has an excellent exploration and development understanding of the structural and reservoir potential pertinent to this development project.

Preparatory work is progressing for a drilling license application for a well to be drilled at 6-4-22-3 W5M, directly offsetting the 7-5-22-3 W5M and 6-8-22-3 W5M gas wells.

As set out in previous shareholder letters, the potential recoverable oil reserves (39.6^0 – 47^0 API) interpreted in this deep Regional Turner Valley structure is well in excess of 500 million barrels. Individual wells are expected to be able to produce at rates up to 1,000 barrels per day, as this pool has both gas and water drive production mechanism.

Stampede holds interests varying from 4.41% to 28.36% in approximately 24,978 gross acres on this project.

The Company will be in a production revenue status from three of the wells producing into the Quirk Creek pipeline, two of them expected to contribute production revenue generated prior to the year end, with the third expected to contribute revenue early next year. With the 2-34 oil well finally expected to achieve an increasing production rate in the near future, the total new revenue from the Turner Valley North area should be significant.

Gas production revenue from the Turner Valley South area will also add considerably to the Company's revenues.

STAMPEDE OILS INC. is listed on The TSX Venture Exchange under the symbol STF.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

JOHN W. McLEOD, P.GEOL. — *BACKGROUND - 2002*

President **Bearcat Explorations Ltd./Stampede Oils Inc.**

1936- Born in Edmonton, Alberta and grew up in Lethbridge, Alberta.

1959- Graduated from **Oklahoma University** with a **B.Sc. degree in Geology**.

1959- Employed by Richfield Oil Corporation, with the company for 6 1/2 years.

1965- Joined Midwest Oil Corp. as Regional Geologist for Alberta and northeastern British Columbia.

1966- Responsible for Midwest acquiring a strategic P&NG lease containing 15% of the recoverable oil reserves of the "B" Pool in the newly discovered Rainbow oil field in northwestern Alberta. The "B" Pool is the largest Pinnacle reef pool in this billion barrel recoverable oil field.

1967- Became member of the Alberta Society of Petroleum Geologists (P.Geol.).

1967- **Strachan Gas Field, West Central Alberta (13,000 ft.)**
A partner in the formation of Stampede Oils Ltd. As Chief Geologist was responsible for the drilling of the **discovery well of the Strachan gas field**, with **1.859 TCF** of recoverable gas.

1968- Independent oil and gas consultant.

1969- **Formed Bearcat Explorations Ltd.**

1974- **Stolberg Gas Field, West Central Alberta (13,000 ft.)**
Bearcat drilled **discovery** well. Original recoverable gas reserves for field were **800 BCF**.

1989/
1990- **Grassy, Northeastern British Columbia (6,000 ft.)**
Stampede/Bearcat drilled **two major gas discovery wells in the Grassy area**. Indicated recoverable reserves are in excess of **120 billion cubic feet**. Currently suspended due to fracture-related production water problems.

1993- **Turner Valley, Southwestern Alberta (12,000 ft.)**
Stampede/Bearcat and partners discovered new major **Devonian Crossfield gas reserves**. Proven and probable recoverable gas reserves of **260+ billion cubic feet** indicated south end of **minimum 30 mile gas reserve trend**.

1995- **Chestermere South, East Calgary, Alberta (7,000 ft.)**
Stampede/Bearcat and partners drilled discovery well. Indicated recoverable oil potential approximately 30-60 million barrels of 36° API, with high solution gas, from both Mississippian Turner Valley and Elkton formations. Five wells drilled to date (4 oil/1 gas).

1998- Responsible for the drilling of a deep major Regional Turner Valley indicated gas/oil discovery well at 2-21-21-3 W5M.

Complemented by involvement in the discovery and development of numerous smaller oil and gas projects in Western Canada since 1960.


R.4
R.3
T23
T22
T21
T20
R.2,W.5M.
SARCEE INDIAN RESERVE 145
SARCEE OVERTHRUST LEADING EDGE
LOWER MILLARVILLE OVERTHRUST LEADING EDGE
REGIONAL TURNER VALLEY FORMATION
WEST TRUNCATED EDGE
Impact et al Calgary
3-8-22-3 W5M
Impact Whiskey Creek
7-5-22-3 W5M
IMP Berkley
Turner Valley
8-21-21-3 W5M
BPC (Anadarko)
et al Turner Valley
10-16-21-3 W5M
Stampede Turner Valley
2-34-20-3 W5M
Stampede et a
3-22-21-3 V
(possible loca
Stampede et a
11-15-21-3 V
BPC et al Turner V
12-35-20-3 W
Stampede Bcat et al
7-25-20-3 W
Stampede I
et al
6-23-20-3 W
LEGEND
SCALE 1:30,000
LAND HOLDINGS as at August 1, 2001
STAMPEDE OILS
TURNER VALLEY NORTH
STRUCTURE MAP
REGIONAL MISSISSIPPIAN
TURNER VALLEY FORMATION

STAMPEDE OILS INC.
1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

Resident Newsletter –November 2002

Important Contacts

24-hour Emergency Number Devon Canada Corporation		232-7000
24-hour Emergency Number Stampede Oils Inc.		520-1865
Energy and Utilities Board – Midnapore Field Centre (24-hour)		297-8303
Stampede Community Liaison – Roger Bethell	Office:	265-6166
	Cell:	714-4129
Email:		inbox@stampede.ab.ca
Facsimile:		265-0893

The purpose of this letter is to update area residents on the:

- Status of the Stampede Turner Valley (2-34-20-3 W5M).
- Remedial work on the well planned in the near future.

WELL STATUS

In mid October there appeared to be a malfunction of the downhole pump in the well.

UPCOMING OPERATIONS ON THE STAMPEDE TURNER VALLEY 2-34-20-3 W5M WELL

Stampede plans for maintenance to be conducted on the downhole pump and wellbore. The work is scheduled to commence no sooner than Monday November 18th, 2002. A service rig will be on site for this maintenance operation for a period of 14 – 20 days. A safety flare-stack will be on site as required by regulations, during the maintenance operational period. Equipment to be utilized for this operation will include the above and the following:

- Wireline Truck
- Water Truck
- Hot Oil Unit
- Safety Trailer
- Ammonia Scrubber
- Wellsite Trailer

If necessary, there is a possibility that an acid wash/squeeze operation may be utilized subsequently in this operation which would entail the presence of the following additional equipment:

- Coil Tubing Unit
- Acid Truck
- Shower Unit
- Nitrogen Truck
- Crane
- Incinerator
- Pressure Tank

Clean-up acid gas will be incinerated, as required.

The time period for the total above operation is not expected to exceed 20 days.

All the above mentioned equipment will access this 2-34 surface location by way of the "Old Home Oil" Road.

FUTURE PLANS

After the completion of the subject operation and a stabilized production rate has been established, an information letter will be sent out to all immediate area residents advising them as to any future operations if any.

If you have any questions, feedback or concerns about this newsletter or the work planned by the Company, please contact Roger Bethell, Community Liaison at 265-6166 (office) or 714-4129 (cell).

COPY OF A COMM-ALERT NOTIFICATION
SENT TO AREA RESIDENTS
NOVEMBER, 2002

RE: Stampede Turner Valley 2-34-20-3 W5M

This is Stampede Oils Inc. calling with an information bulletin regarding its Turner Valley 2-34-20-3 W5M well.

Stampede advises that a downhole pump maintenance operation will begin approximately Monday November 18, 2002 with the move-in of a service rig and other related equipment. This minor operation is expected to be ongoing for a period of 15-20 days, and is planned for daylight hours only.

A more detailed description of this pending operation and current status is available in the recent November, 2002 Newsletter, mailed on Saturday November 9th. Should you not have received a copy of the Newsletter or wish an additional copy, or should you have any questions or require additional information, please feel free to call Stampede's Calgary office at (403) 265-6166.

Press1 to replay the message. Press 3 to confirm receipt of the message. **If you do not press 3, the system will call you back. Thank you".**